Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT

Shareholders are referred to the announcement released on SENS on June 28, 2019 and are hereby notified that in accordance with the JSE Listings Requirements, the company’s annual compliance report in terms of section 13G(2) of the Broad-Based Black Economic Empowerment Act 53 of 2003 read with the Broad-Based Black Economic Empowerment Amendment Act 46 of 2013, has been published and is available on the company’s website, https://www.mixtelematics.com/about-us/corporate-governance.

August 1, 2019

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